UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                             Hexcel Corporation
---------------------------------------------------------------------------
                              (Name of Issuer)

                 Common Stock (Par Value $ 0.01 Per Share)
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                428290 10 0
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                               (CUSIP Number)



       Robert C. Schwenkel, Esq.                David J. Greenwald, Esq.
Fried, Frank, Harris, Shriver & Jacobson          Goldman, Sachs & Co.
           One New York Plaza                       85 Broad Street
           New York, NY 10004                      New York, NY 10004
             (212) 859-8000                          (212) 902-1000

---------------------------------------------------------------------------
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                            and Communications)

                             December 19, 2000
---------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 428290 10 0                           Page 2 of 69 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        THE GOLDMAN SACHS GROUP, INC.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        AF, OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               6,666.6

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           14,525,000

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             6,666.6

                10  SHARED DISPOSITIVE POWER

                        14,525,000

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        14,531,666.6

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        39.3%

14  TYPE OF REPORTING PERSON

        HC-CO

                             SCHEDULE 13D

CUSIP No. 428290 10 0                           Page 3 of 69 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GOLDMAN, SACHS & CO.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [X]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        NEW YORK

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           14,525,000

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        14,525,000

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        14,525,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        39.3%

14  TYPE OF REPORTING PERSON

        BD-PN-IA

                             SCHEDULE 13D

CUSIP No. 428290 10 0                           Page 4 of 69 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GS ADVISORS 2000, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           11,278,155

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        11,278,155

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        11,278,155

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        30.5%

14  TYPE OF REPORTING PERSON

        OO

                             SCHEDULE 13D

CUSIP No. 428290 10 0                           Page 5 of 69 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GOLDMAN, SACHS & CO. oHG

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        GERMANY

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           345,764

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        345,764

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        345,764

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.9%

14  TYPE OF REPORTING PERSON

        PN

                             SCHEDULE 13D

CUSIP No. 428290 10 0                           Page 6 of 69 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GOLDMAN SACHS MANAGEMENT GP GmbH

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        GERMANY

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           345,764

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        345,764

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        345,764

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.9%

14  TYPE OF REPORTING PERSON

        PN

                             SCHEDULE 13D

CUSIP No. 428290 10 0                           Page 7 of 69 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GS EMPLOYEE FUNDS 2000, G.P., L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           2,628,354

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        2,628,354

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,628,354

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.1%

14  TYPE OF REPORTING PERSON

        OO

                             SCHEDULE 13D

CUSIP No. 428290 10 0                           Page 8 of 69 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        STONE STREET 2000, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           272,727

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        272,727

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        272,727

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.7%

14  TYPE OF REPORTING PERSON

        OO

                             SCHEDULE 13D

CUSIP No. 428290 10 0                           Page 9 of 69 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GS CAPITAL PARTNERS 2000, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           8,272,312

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        8,272,312

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,272,312

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        22.4%

14  TYPE OF REPORTING PERSON

        PN

                             SCHEDULE 13D

CUSIP No. 428290 10 0                           Page 10 of 69 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GS CAPITAL PARTNERS 2000 OFFSHORE, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        CAYMAN ISLANDS

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           3,005,843

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        3,005,843

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,005,843

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.1%

14  TYPE OF REPORTING PERSON

        PN

                             SCHEDULE 13D

CUSIP No. 428290 10 0                           Page 11 of 69 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GS CAPITAL PARTNERS 2000 GmbH & CO. BETEILIGUNGS KG

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        GERMANY

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           345,764

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        345,764

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        345,764

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.9%

14  TYPE OF REPORTING PERSON

        PN

                             SCHEDULE 13D

CUSIP No. 428290 10 0                           Page 12 of 69 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GS CAPITAL PARTNERS 2000 EMPLOYEE FUND, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           2,628,354

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        2,628,354

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,628,354

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.1%

14  TYPE OF REPORTING PERSON

        PN

                             SCHEDULE 13D

CUSIP No. 428290 10 0                           Page 13 of 69 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        STONE STREET FUND 2000, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           272,727

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        272,727

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        272,727

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.7%

14  TYPE OF REPORTING PERSON

        PN

                             SCHEDULE 13D

CUSIP No. 428290 10 0                           Page 14 of 69 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        LXH HOLDINGS CORP.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           221,325.7

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        221,325.7

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        221,325.7

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.6%

14  TYPE OF REPORTING PERSON

        CO

                             SCHEDULE 13D

CUSIP No. 428290 10 0                           Page 15 of 69 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        LXH HOLDINGS, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           257,299.2

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        257,299.2

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        257,299.2

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.7%

14  TYPE OF REPORTING PERSON

        PN

                             SCHEDULE 13D

CUSIP No. 428290 10 0                           Page 16 of 69 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        LXH, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        AF, WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           8,272,312

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        8,272,312

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,272,312

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        22.4%

14  TYPE OF REPORTING PERSON

        OO

                             SCHEDULE 13D

CUSIP No. 428290 10 0                           Page 17 of 69 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        LXH II, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        AF, WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           6,252,688

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        6,252,688

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,252,688

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        16.9%

14  TYPE OF REPORTING PERSON

        OO

ITEM 1. SECURITY AND ISSUER.
        -------------------

          This statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Hexcel Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are at 281 Tresser Boulevard, Two Stamford Plaza City, Stamford, Connecticut 06901.

ITEM 2. IDENTITY AND BACKGROUND.
        -----------------------

          This statement is being filed by The Goldman Sachs Group, Inc. ("GS Group"), Goldman, Sachs & Co. ("Goldman Sachs"), GS Advisors 2000, L.L.C. ("GS Advisors"), Goldman, Sachs & Co. oHG ("GS oHG"), Goldman Sachs Management GP GmbH ("GS GmbH"), GS Employee Funds 2000, G.P., L.L.C. ("GS Employee 2000"), Stone Street 2000, L.L.C. ("Stone 2000"), GS Capital Partners 2000, L.P. ("GS Capital"), GS Capital Partners 2000 Offshore, L.P. ("GS Offshore"), GS Capital Partners 2000 GmbH & Co. Beteiligungs KG ("GS Germany"), GS Capital Partners 2000 Employee Fund, L.P. ("GS Employee"), Stone Street Fund 2000, L.P. ("Stone Street" and, together with GS Capital, GS Offshore, GS Germany and GS Employee, the "Limited Partnerships"), LXH Holdings Corp. ("LXH Corp."), LXH Holdings, L.P. ("LXH L.P."), LXH, L.L.C. ("LXH"), and LXH II, L.L.C. ("LXH II" and, together with LXH, the "Purchasers") (GS Group, Goldman Sachs, GS Advisors, GS oHG, GS GmbH, GS Employee 2000, Stone 2000, the Limited Partnerships, LXH Corp., LXH L.P., and the Purchasers, collectively, the "Filing Persons"). [FN1]

FN1 Neither the present filing nor anything contained herein will be construed as an admission that any Filing Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934.

          Each Purchaser was formed for the purpose of purchasing shares of Common Stock in the transactions described in Items 3 through 6 of this
Schedule 13D. GS Group is a Delaware corporation and holding company that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization. Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges. Goldman Sachs also serves as the manager for GS Advisors, GS Employee 2000 and Stone 2000 and the investment manager for GS Capital, GS Offshore, GS Germany, GS Employee and Stone Street. Goldman Sachs is wholly owned, directly and indirectly, by GS Group. GS Advisors, a Delaware limited liability company, is the sole general partner of GS Capital and GS Offshore. GS oHG, a German partnership, is the sole managing partner of GS GmbH. GS GmbH, a German partnership, is the sole managing partner of GS Germany. GS Employee 2000, a Delaware limited liability company, is the sole general partner of GS Employee. Stone 2000, a Delaware limited liability company, is the sole general partner of Stone Street. Each of GS Capital, a Delaware limited partnership, GS Offshore, a Cayman Islands exempted limited partnership, GS Germany, a German civil law partnership, GS Employee, a Delaware limited partnership, and Stone Street, a Delaware limited partnership, was formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions. LXH Corp., a Delaware holding company, is a direct wholly owned subsidiary of GS Capital. LXH L.P., a Delaware limited partnership, is an indirect wholly owned subsidiary of GS Capital. GS Capital is the sole managing general partner of LXH L.P. GS Capital is the managing and sole member of LXH. GS Offshore is the sole managing member of LXH II. The other members of LXH II are GS Germany, GS Employee and Stone Street. The principal business address of each Filing Person (other than GS oHG, GS Offshore and GS Germany) is 85 Broad Street, New York, NY 10004. The principal business address for GS Offshore is c/o Maples and Calder, P.O. Box 309, Grand Cayman, Cayman Islands. The principal business address for each of GS Germany, GS GmbH and GS oHG is MesseTurm, 60308 Frankfurt am Main, Germany.

          The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in
Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GS Advisors are set forth in
Schedule II-A-i hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Principal Investment Area Investment Committee of Goldman Sachs, which is responsible for making all investment and management decisions for GS Advisors on behalf of Goldman Sachs, are set forth in Schedule II-A-ii hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH, the sole managing general partner of GS oHG, are set forth in Schedule II-B-i hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of the GS GmbH, the sole managing member of GS Germany, are set forth in Schedule II-B-ii hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of Stone 2000 are set forth in Schedule II-C-i hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Stone Street Investment Committee of Goldman Sachs, which is responsible for making all investment and management decisions for Stone 2000 on behalf of Goldman Sachs, are set forth in Schedule II-C-ii hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GS Employee 2000 are set forth in Schedule II-D-i hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the GS Employee Investment Committee of Goldman Sachs, which is responsible for making all investment and management decisions for GS Employee 2000 on behalf of Goldman Sachs, are set forth in Schedule II-D-ii hereto and are incorporated herein by reference.

          During the last five years, none of the Filing Persons, nor, to the knowledge of each of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i, II-C-ii, II-D-i or II-D-ii hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on
Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

          The Filing Persons have entered into a Joint Filing Agreement, dated as of December 28, 2000, a copy of which is attached hereto as
Exhibit 1.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
        -------------------------------------------------

          As more fully described herein, on December 19, 2000 (the "Closing Date"), pursuant to a Stock Purchase Agreement, dated as of October 11, 2000 (the "Stock Purchase Agreement"), by and among the Purchasers, Ciba Specialty Chemicals Holding Inc., a corporation organized under the laws of Switzerland ("Ciba"), Ciba Specialty Chemicals Inc., a
corporation organized under the laws of Switzerland and wholly-owned subsidiary of Ciba ("Ciba SCI"), and Ciba Specialty Chemicals Corporation, a corporation organized under the laws of Delaware and wholly-owned subsidiary of Ciba ("Ciba SCC", and together with Ciba SCI, the "Sellers"), the Purchasers purchased (the "Purchase") 14,525,000 shares of Common Stock beneficially owned by the Sellers for an aggregate purchase price of $159,775,000, consisting of (a) $123,462,500 in cash and (b) (i) a
$20,680,780 7.5% Recourse Secured Pay-In-Kind Promissory Note, due 2004, issued by LXH to Ciba SCC (the "LXH Note") and (ii) a $15,631,720 7.5% Recourse Secured Pay-In-Kind Promissory Note, due 2004, issued by LXH II to Ciba SCC (the "LXH II Note", and together with the LXH Note and all additional promissory notes issued as payment of interest on the principal amount of each of the LXH Note and the LXH II Note, the "Notes"). The Stock Purchase Agreement (together with all Exhibits thereto) is filed as Exhibit 2 hereto and is incorporated herein by reference. The LXH Note is filed as
Exhibit 3 hereto and is incorporated herein by reference. The LXH II Note is filed as Exhibit 4 hereto and is incorporated herein by reference.

          The Purchasers obtained the cash portion of the purchase price from capital contributions by their members. The Purchasers funded the non-cash portion of the purchase price by issuing the Notes to Ciba SCC. The Notes are secured by the shares of Common Stock purchased by the Purchasers from the Sellers pursuant to the Stock Purchase Agreement.

          None of the individuals listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i, II-C-ii, II-D-i or II-D-ii hereto has contributed any funds or other consideration towards the purchase of the securities of the Company except insofar as they may have partnership interests in any of the Filing Persons and have made capital contributions to any of the Filing Persons, as the case may be.

ITEM 4. PURPOSE OF TRANSACTION.
        ----------------------

General
-------

          The purpose of the acquisition of the shares of Common Stock by the Purchasers pursuant to the Stock Purchase Agreement is to acquire a significant equity interest in the Company.

          Pursuant to an Agreement, dated as of October 11, 2000 (the "Hexcel Agreement"), by and between the Purchasers and the Company, which is attached as Exhibit 5 hereto and is incorporated herein by reference, the Company and the Purchasers executed and delivered a Governance Agreement, dated as of the Closing Date (the "Governance Agreement"), simultaneously with the consummation of the transactions contemplated by the Stock Purchase Agreement. The Governance Agreement is attached as
Exhibit 6 hereto and incorporated herein by reference. The Hexcel Agreement contains certain representations, warranties, covenants, agreements, conditions and indemnification provisions and was executed and delivered by the Company and the Purchasers (i) in connection with the execution and delivery by the Purchasers of the Stock Purchase Agreement and such other documents and transactions contemplated thereby and (ii) in order to induce the Purchasers and their Affiliates (as defined in Rule 12b-2 under the Securities Exchange Act of 1934 (as amended, the "Exchange Act")) to execute and deliver the Governance Agreement and the Registration Rights Agreement (as defined below in Item 6) and to consummate the transactions contemplated thereby.

Governance Agreement
--------------------

      Board Representation; Voting Rights

          Upon consummation of the transactions contemplated by the Stock Purchase Agreement, the number of directors constituting the entire board of directors of the Company (the "Board") was fixed at ten and simultaneously therewith, pursuant to the Consent and Termination Agreement, dated as of October 11, 2000, by and between the Company and Ciba, Ciba caused its three directors on the Board to resign from the Board and any committees thereof in order to permit the appointment of the initial Investors' (as defined below) Nominees to fill such vacancies. The initial Investors' Nominees are Sanjeev K. Mehra, Peter M. Sacerdote, and James J. Gaffney.

          In addition, for so long as the Purchasers and certain of their affiliates (collectively, the "Investors") Beneficially Own (defined in the Governance Agreement to be determined within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) 20% or more of the total number of votes that may be cast in the election of directors of the Company if all shares of
Common Stock and any other securities of the Company or any of its subsidiaries entitled to vote generally in the election of directors of the Company or such subsidiary (such securities, "Voting Securities") outstanding or treated as outstanding were present and voted at a meeting held for such purpose (such total, the "Total Voting Power of Hexcel"), the Company and the Investors have agreed to cause any slate of directors presented to stockholders for election (the "Board Slate") to the Board to consist of such nominees that, if elected, would result in the Board consisting of two directors designated by GS Capital, one director designated by LXH II, the Chairman of the Board (the "Chairman") and six additional Independent Directors (as defined in the Governance Agreement); provided, however, that if the Investors sell, transfer or otherwise dispose of Beneficial Ownership of such number of shares representing
33 1/3% or more of the shares of Common Stock being purchased by the Purchasers pursuant to the Stock Purchase Agreement (such purchased shares, the "Initial Shares") to persons that are not Investors, then the Company and the Investors have agreed to cause any Board Slate to consist of such nominees that, if elected, would result in the Board consisting of one director designated by GS Capital, one director designated by LXH II, the Chairman and seven additional Independent Directors.

          For so long as the Investors Beneficially Own less than 20% but at least 15% of the Total Voting Power of Hexcel, the Company and the Investors have agreed to cause any Board Slate to consist of such nominees that, if elected, would result in the Board consisting of one director designated by GS Capital and one director designated by LXH II, the Chairman and seven additional Independent Directors; provided, however, that if the Investors sell, transfer or otherwise dispose of Beneficial Ownership of such number of shares of Common Stock representing 66 2/3% of the Initial Shares to persons that are not Investors, then the Company and the Investors have agreed to cause any Board Slate to consist of such nominees that, if elected, would result in the Board consisting of one director designated by GS Capital, the Chairman and eight additional Independent Directors.

          For so long as the Investors Beneficially Own less than 15% but at least 10% of the Total Voting Power of Hexcel, the Company and the Investors have agreed to cause any Board Slate to consist of such nominees that, if elected, would result in the Board consisting of one director designated by GS Capital, the Chairman and eight additional Independent Directors.

          In order to determine the number of directors that GS Capital and the Investors may designate to any Board Slate, the Investors are deemed to Beneficially Own a percentage of the Total Voting Power of Hexcel that is no more than 39.3% of the Total Voting Power of Hexcel less the percentage of the Total Voting Power of Hexcel represented by any Voting Securities disposed of, directly or indirectly, by the Investors to persons that are not Investors.

          So long as GS Capital and the Investors are entitled to designate two or more directors for election to the Board, each committee of the Board, including the finance, audit, nominating, and compensation committees, will consist of at least one director designated by either GS Capital or the Investors; provided, however, that if no director designated by either GS Capital or the Investors is "independent" as defined by the listing standards of the New York Stock Exchange, then the audit committee will consist solely of Independent Directors.

          If, for any reason, all of the directors designated by GS Capital are not elected to the Board by stockholders, then the Company has agreed to exercise all authority under applicable law to cause any person designated by GS Capital to be elected to the Board, and during any such absence of membership on the Board, the Company has agreed that it will permit a representative of GS Capital to attend all Board meetings (other than meetings solely of the Independent Directors) and all committees thereof (to the extent any director designated by GS Capital would be entitled to attend such committee meetings) as an observer.

          If at any time the number of directors that GS Capital and the Investors are entitled to designate decreases pursuant to the terms of the Governance Agreement, within 10 days thereafter GS Capital and the Investors have agreed to cause a sufficient number of such directors to resign from the Board so that the number of such directors on the Board after such resignation(s) equals the number of directors that GS Capital and the Investors have the right to designate. GS Capital and the Investors also have agreed to cause a sufficient number of directors to resign from any relevant committees of the Board so that such committees are comprised in the manner contemplated by the Governance Agreement after giving effect to such resignation(s). Any vacancies created by these resignations will be filled by Independent Directors.

      Right to Maintain Level of Board Representation Upon Certain Issuances

          If at any time the percentage of the Total Voting Power of Hexcel Beneficially Owned by the Investors decreases as a result of an issuance of Voting Securities by the Company (other than certain issuances described in the Governance Agreement), the Investors may notify the Company that the Investors intend to acquire a sufficient amount of additional Voting Securities necessary to maintain their then current level of Board representation within 90 days. In such event, until the end of such period, the Board will continue to have the number of directors designated by GS Capital and the Investors that corresponds to the percentage of the Total Voting Power of Hexcel Beneficially Owned by the Investors prior to any such issuance of Voting Securities by the Company.

      Approval Rights

          Pursuant to the Governance Agreement, the Company agreed that the Board will not authorize, approve or ratify any of the following actions without the approval of a majority of the directors designated by GS Capital and the Investors for so long as the Investors Beneficially Own 15% or more of the Total Voting Power of Hexcel:

          (i) any merger, consolidation, acquisition or other business combination involving the Company or any subsidiary of the Company (other than a tender offer, merger or similar transaction that offers holders of Voting Securities the opportunity to dispose of the Voting Securities Beneficially Owned by such holders or otherwise contemplates the acquisition by any person or Group (as defined in the Governance Agreement) of Voting Securities that would result in Beneficial Ownership by such person or Group of a majority of the Voting Securities outstanding or a sale of all or substantially all of the Company's assets (such transaction, a "Buyout Transaction")) if the value of the consideration to be paid or received by the Company and/or its stockholders in any such individual transaction or in such transaction when added to the aggregate value of the consideration paid or received by the Company and/or its stockholders in all other such transactions approved by the Board during the immediately preceding 12 months exceeds the greater of (x) $150 million or (y) 11% of the Company's total consolidated assets;

          (ii)  any  Buyout  Transaction;   provided,  however,  that  this
     approval right only applies for the 18 month period following the Closing Date;

          (iii) any sale, transfer, assignment, conveyance, lease or other disposition or any series of related dispositions of any assets, business or operations of the Company or any of its subsidiaries (other than a Buyout Transaction) if the value of the assets, business or operations so disposed during the immediately preceding 12 months exceeds the greater of (x) $150 million or (y) 11% of the Company's total consolidated assets; and

          (iv) any issuance by the Company or any Significant Subsidiary (as defined in the Governance Agreement) of the Company of equity or equity-related securities (other than (1) pursuant to customary employee or director stock option or incentive compensation or similar plans approved by the Board or a duly authorized committee of the Board, (2) pursuant to transactions solely among the Company and its wholly owned subsidiaries, (3) upon conversion of convertible securities or upon exercise of warrants or options, which convertible securities, warrants or options are either outstanding on the Closing Date or approved by the Board or a duly authorized committee of the Board after the Closing Date, or (4) in connection with any mergers, consolidations, acquisitions or other business combinations involving the Company or any subsidiary of the Company which are approved by the Board or a duly authorized committee of the Board) for which the consideration received by the Company for such transactions during the immediately preceding 12 months exceeds the greater of (x) $150 million or (y) 11% of the Company's total consolidated assets; provided, however, that during the 12 month period following the Closing Date, neither the Company nor any subsidiary of the Company may issue shares of Common Stock in a registered public offering under the Securities Act, in a private placement or otherwise without the approval of a majority of the directors designated by GS Capital and the Investors unless the aggregate number of shares issued during this 12 month period does not exceed 6,900,000 and the offering price of such shares is unanimously approved by a pricing committee of the Board, such committee to consist solely of one director designated by GS Capital or the Investors, the Chairman and one additional Independent Director.

      Third Party Offers and Investor Buyout Transactions

          Pursuant to the Governance Agreement, in the event that the Company becomes the subject of (i) a bona fide offer to enter into a Buyout Transaction by a person other than an Investor or an Affiliate (as defined in the Governance Agreement) thereof, any other person acting on behalf of an Investor or an Affiliate thereof, or any person who is part of a Group with the Investors or any of their Affiliates, that does not treat the Investors or their Affiliates differently than holders of Voting Securities not Beneficially Owned by the Investors (such holders, "Other Holders") (such offer, a "Third Party Offer") or (ii) a Buyout Transaction by the Investors or their Affiliates, any other person acting on behalf of the Investors or their Affiliates, or any person who is part of a Group with the Investors, involving the acquisition of all Voting Securities held by the Other Holders such that all of the Other Holders are entitled to receive Requisite Consideration (as defined in the Governance Agreement) upon consummation of such Buyout Transaction (such Buyout Transaction, an "Investor Buyout Transaction") that is made during the term of the Governance Agreement and such Third Party Offer or Investor Buyout Transaction is approved by (x) a majority of the Board and (y) a majority of the Independent Directors acting solely in the interest of the Other Holders, the Investors have the right to act at their sole discretion with respect to such Third Party Offer or Investor Buyout Transaction.

          In the event that the Company becomes the subject of a Third Party Offer that is made prior to December 19, 2003 and such Third Party Offer is approved by a majority of the Board but not by a majority of the Independent Directors acting solely in the interests of the Other Holders, none of the Investors nor any of their Affiliates (other than with respect to (a) Ordinary Course Broker Dealer Shares (as defined in the Governance Agreement) and (b) up to 255,381 shares of Common Stock (as equitably adjusted to reflect any stock split, combination, reorganization, recapitalization, reclassification or other similar event involving the Common Stock, the "Additional Shares"), (i) the Beneficial Ownership of which may be acquired inadvertently from time to time by GS Group or any of its Affiliates acting in connection with its activities as a broker or dealer registered under Section 15 of the Exchange Act or as an asset manager (excluding Affiliates formed for the purpose of effecting principal transactions) or (ii) the Beneficial Ownership of which may be acquired by the Investors pursuant to grants of stock options or other stock-based awards to the Investors' Nominees who are elected or appointed to serve as members of the Board by the Company pursuant to any stock option or stock incentive plan approved by the Board, including without limitation the Hexcel Incentive Stock Plan (as defined in the Governance Agreement); provided, that if and for so long as GS Group and its Affiliates collectively beneficially own less than 30% of the Total Voting Power of Hexcel, the maximum number of Additional Shares shall be 400,000) may support such Third Party Offer, vote in favor of such Third Party Offer or tender or sell their Voting Securities to the person making such Third Party Offer.

          In the event that the Company becomes the subject of a Third Party Offer or Investor Buyout Transaction that is made after December 19, 2003 and such Third Party Offer or Investor Buyout Transaction is approved by a majority of the Board but not by a majority of the Independent Directors acting solely in the interests of the Other Holders, the Investors and each of their Affiliates (other than with respect to Ordinary Course Broker Dealer Shares and Additional Shares) must vote all of their Voting Securities against such Third Party Offer or Investor Buyout Transaction in proportion to the votes cast against such Third Party Offer or Investor Buyout Transaction with respect to the Voting Securities not Beneficially Owned by the Investors and may not tender or sell their Voting Securities to the person making such Third Party Offer or Investor Buyout Transaction in a proportion greater than the tenders or sales made by the Other Holders to the person making such Third Party Offer or Investor Buyout Transaction.

      Preemptive Rights

          Pursuant to the Governance Agreement, at any time after the Closing Date and for so long as the Investors are entitled to designate one or more directors for election to the Board, if the Company issues for cash any additional Voting Securities (except for certain issuances described in the Governance Agreement), then the Company will notify the Investors of such issuance and the price and terms thereof, and the Investors will have the option, for a period of 45 days after receipt of such notice, to purchase from the Company such number of securities that would allow the Investors to Beneficially Own the same percentage of the Total Voting Power of Hexcel as the Investors Beneficially Owned immediately prior to such issuance for the same consideration per security and on the same terms as were applicable to such issuance by the Company.

      Standstill Agreement

          Pursuant to the Governance Agreement, except as otherwise expressly provided in the Governance Agreement or as specifically approved by a majority of the Independent Directors, none of the Investors or any of their Affiliates may, directly or indirectly, (i) by purchase or otherwise, Beneficially Own, acquire, agree to acquire or offer to acquire any Voting Securities or direct or indirect rights or options to acquire Voting
Securities (including any voting trust certificates representing such securities) other than the Initial Shares, Ordinary Course Broker Dealer Shares and Additional Shares, (ii) enter, propose to enter into, solicit or support any merger or business combination or similar transaction involving the Company or any of its subsidiaries, or purchase, acquire, propose to purchase or acquire or solicit or support the purchase or acquisition of any portion of the business or assets of the Company or any of its subsidiaries (except for proposals to purchase or acquire a non-material portion of the assets of the Company or any of its subsidiaries that are not required to be publicly disclosed), (iii) initiate or propose any securityholder proposal without the approval of the Board or make, or in any way participate in, any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of, any Voting Securities or request or take any action to obtain any list of securityholders for such purposes with respect to any matter other than those upon which the Investors may vote in their sole discretion pursuant to the terms of the Governance Agreement (or, as to such matters, solicit any person in a manner that would require the filing of a proxy statement under Regulation 14A of the Exchange Act), (iv) form, join or in any way participate in a Group (other than a Group consisting solely of the Investors) formed for the purpose of acquiring, holding, voting or disposing of or taking any other action with respect to Voting Securities that would be required under Section 13(d) of the Exchange Act to file a Statement on Schedule 13D with respect to such Voting Securities, (v) deposit any Voting Securities in a voting trust or enter into any voting agreement or arrangement with respect thereto (other than the Governance Agreement), (vi) seek representation on the Board, the removal of any directors from the Board or a change in the size or composition of the Board, (vii) make any request to amend or waive any provision of the standstill provisions in the Governance Agreement, which request would require public disclosure under applicable law, rule or regulation, (viii) disclose any intent, purpose, plan, arrangement or proposal inconsistent with the foregoing (including any such intent, purpose, plan, arrangement or proposal that is conditioned on or would require the waiver, amendment, nullification or invalidation of any of the foregoing) or take any action that would require public disclosure of any such intent, purpose, plan, arrangement or proposal, (ix) take any action challenging the validity or enforceability of the foregoing or (x) assist, advise, encourage or negotiate with any person with respect to, or seek to do, any of the foregoing.

          Nothing in the Governance Agreement (i) prohibits or restricts the Investors from responding to any inquiries from any shareholders of the Company as to the Investors' intention with respect to the voting of any Voting Securities Beneficially Owned by the Investors so long as such response is consistent with the terms of the Governance Agreement, (ii) restricts the right of any director designated by the Investors on the Board or any committee thereof to vote on any matter as such individual believes appropriate in light of his or her duties as a director or committee member or the manner in which such director may participate in his or her  capacity  as a director  in  deliberations  or  discussions  at meetings of the Board or as a member of any committee thereof, (iii) prohibits the Investors from Beneficially Owning Voting Securities issued as dividends or distributions in respect of, or issued upon conversion, exchange or exercise of, securities which the Investors are permitted to Beneficially Own under the Governance Agreement, (iv) prohibits any officer, director, employee or agent of the Investors from purchasing or otherwise acquiring Voting Securities so long as he or she is not a member of a Group that includes the Investors or is not otherwise acting on behalf of the Investors, (v) prohibits the Investors from disclosing in accordance with their obligations, if any, under the federal securities laws or other applicable law their desire, if any, that the Company become the subject of a Buyout Transaction, or (vi) restricts the ability of Goldman Sachs and its Affiliates who are not Investors, solely as agent, to engage in brokerage, investment advisory, anti-raid advisory, merger advisory, financing, asset management, trading, arbitrage and other similar activities, in each case on behalf of clients.

          Nothing in the Governance Agreement prohibits or restricts the Investors, after December 19, 2003, from proposing, participating in, supporting or causing the consummation of a Third Party Offer or an Investor Buyout Transaction, subject to the voting requirements set forth in the Governance Agreement with respect to Third Party Offers (as described above in "Third Party Offers and Investor Buyout Transactions").

      Transfer Restrictions

          Pursuant to the Governance Agreement, other than sales, transfers, or other dispositions to the Investors and other than sales, transfers or other dispositions of Additional Shares by persons holding such Additional Shares, none of the Investors or their Affiliates, directly or indirectly, may sell, transfer or otherwise dispose of Beneficial Ownership of Voting Securities for a period of one year after the Closing Date.

          During the period commencing one year after the Closing Date, the Investors, directly or indirectly, may sell, transfer or otherwise dispose of Beneficial Ownership of Voting Securities (i) to another Investor (provided that such Investor is a signatory to the Governance Agreement or has executed, at the time of such sale, transfer or other disposition, a joinder in which it agrees to be bound by the provisions of the Governance Agreement to the same extent as the Investors signatory thereto), (ii) in accordance with Rule 144 under the Securities Act (including the volume and manner-of-sale limitations of Rule 144 regardless of whether such limitations are applicable) and otherwise subject to compliance with the Securities Act, (iii) in a registered public offering or a non-registered offering subject to an applicable exemption from the registration requirements of the Securities Act in a manner calculated to achieve a distribution of Voting Securities that, to the knowledge, after due inquiry, of the person on whose behalf such distribution is being made, will not result in the acquisition by any other person of Beneficial Ownership of any such Voting Securities to the extent that, after giving effect to such acquisition, such acquiring person would Beneficially Own more than 5% of the Total Voting Power of Hexcel (such distribution, a "Broad Distribution"), (iv) in a Third Party Offer if and to the extent otherwise permitted by the Governance Agreement or (v) which are Additional Shares.

          If, during the 18 month period following the Closing Date, any of the Investors proposes to sell, transfer or otherwise dispose of Beneficial Ownership of any Voting Securities (other than transfers (i) to another Investor, (ii) in accordance with Rule 144 under the Securities Act (including the volume and manner-of-sale limitations of Rule 144 regardless of whether such limitations are applicable), (iii) in a manner calculated to achieve a Broad Distribution or in a Third Party Offer if and to the extent otherwise permitted pursuant to the provisions of this Agreement and
(iv) of Additional Shares), such Investor must notify the Company of such proposed transfer and the price thereof, and the Company has the option for a period of 90 days after receipt of such notice, to purchase or cause its designee to purchase from such party all of such Voting Securities.

          None of the Investors or their affiliates may acquire, sell, transfer or otherwise dispose of Beneficial Ownership of Voting Securities if such acquisition, sale, transfer or other disposition would result in a default or acceleration of amounts outstanding under (i) the Company's Second Amended and Restated Credit Agreement, dated as of September 15, 1998, as amended from time to time, or any replacement thereof (the "Credit Agreement") and (ii) the Indenture, dated as of January 21, 1999 (the
"Indenture"), relating to Hexcel's 9-3/4% Senior Subordinated Notes Due 2009 (the Credit Agreement and the Indenture collectively referred to herein as the "Debt Instruments"), unless prior to the consummation of such acquisition, sale, transfer or other disposition, any consents under the Debt Instruments required to effect such acquisition, sale, transfer or disposition are obtained.

Other Plans and Proposals
-------------------------

          Except as described above or otherwise described in this Schedule 13D, the Filing Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act.

          Each of the Filing Persons reserves the right, in light of its ongoing evaluation of the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Filing Persons (and their respective affiliates) reserves the right, in each case subject to (a) the restrictions contained in the Governance Agreement, the Notes and the Pledge Agreement (as defined below in Item 6 - "Pledge Agreement") and (b) any applicable limitations imposed on the sale of any of their Company securities by the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act") or other applicable law, to (i) purchase additional shares of Common Stock or other securities of the Company, (ii) sell or transfer shares of Common Stock beneficially owned by them from time to time in public or private transactions, and (iii) cause any of the Limited Partnerships to distribute in kind to their respective partners or members, as the case may be, shares of Common Stock or other securities owned by such Limited Partnerships. To the knowledge of each Filing Person, each of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i, II-C-ii, II-D-i or II-D-ii hereto may make similar evaluations from time to time or on an ongoing basis.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.
        -------------------------------------

          (a) Pursuant to a capitalization certificate delivered on the Closing Date by the Company to the Purchasers in accordance with the Hexcel Agreement, Stephen C. Forsyth, the Chief Financial Officer of the Company, certified that, as of December 15, 2000, there were 36,957,770 shares of Common Stock outstanding.

          As of the Closing Date, GS Group may be deemed to beneficially own an aggregate of 14,531,666.6 shares of Common Stock, consisting of (i) 14,525,000 shares of Common Stock that may be deemed to be beneficially owned by the Purchasers, as described below, and (ii) (a) 10,000 options granted to Sanjeev K. Mehra (the "Mehra Director Options") pursuant to the Hexcel Incentive Stock Plan, of which one-third of such options are currently exercisable and convertible into 3,333.3 shares of Common Stock (Sanjeev K. Mehra has an understanding with GS Group pursuant to which he holds such options for the benefit of GS Group), and (b) 10,000 options granted to Peter M. Sacerdote (the "Sacerdote Director Options") pursuant to the Hexcel Incentive Stock Plan, of which one-third of such options are currently exercisable and convertible into 3,333.3 shares of Common Stock (Peter M. Sacerdote has an understanding with GS Group pursuant to which he holds such options for the benefit of GS Group), representing in the aggregate approximately 39.3% of the outstanding shares of Common Stock. Upon the first anniversary of the Closing Date, an additional one-third of
(a) the Mehra Director Options and (b) the Sacerdote Director Options will vest and become exercisable. Upon the second anniversary of the Closing Date, the remaining one-third of (a) the Mehra Director Options and (b) the Sacerdote Director Options will vest and become exercisable.

          As  of  the  Closing  Date,   Goldman  Sachs  may  be  deemed  to
beneficially own an aggregate of 14,525,000 shares of Common Stock, consisting of 14,525,000 shares of Common Stock that may be deemed to be beneficially owned by the Purchasers, as described below, representing approximately 39.3% of the outstanding shares of Common Stock.

          GS Group and Goldman Sachs disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Purchasers and the Limited Partnerships to the extent that partnership or membership interests, as the case may be, in the Limited Partnerships are held by persons other than Goldman Sachs or its affiliates.

          In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this filing reflects the fact that GS Group and Goldman Sachs will no longer report the beneficial ownership of securities beneficially owned by the asset management unit of Goldman Sachs (the "Asset Management Unit") and certain other separate operating units of Goldman Sachs. The Asset Management Unit and certain other separate operating units will separately report, to the extent required, their beneficial ownership of securities.

          As of the Closing Date, GS Advisors may be deemed to beneficially own the aggregate of 11,278,155 shares of Common Stock that may be deemed to be beneficially owned by GS Capital and GS Offshore, representing, in the aggregate, approximately 30.5% of the outstanding shares of Common Stock.

          As of the Closing Date, each of GS oHG and GS GmbH may be deemed to beneficially own the 345,764 shares of Common Stock that may be deemed to be beneficially owned by GS Germany, representing 0.9% of the outstanding shares of Common Stock.

          As of the Closing Date, GS Employee 2000 may be deemed to beneficially own the 2,628,354 shares of Common Stock that may be deemed to be beneficially owned by GS Employee, representing 7.1% of the outstanding shares of Common Stock.

          As of the Closing Date, Stone 2000 may be deemed to beneficially own the 272,727 shares of Common Stock that may be deemed to be beneficially owned by Stone Street, representing 0.7% of the outstanding shares of Common Stock.

          As of the Closing Date, GS Capital may be deemed to beneficially own the 8,272,312 shares of Common Stock that may be deemed to be beneficially owned by LXH representing 22.4% of the outstanding shares of Common Stock.

          As of the Closing Date, GS Offshore may be deemed to beneficially own the 3,005,843 shares of Common Stock that may be deemed to be beneficially owned by LXH II, representing 8.1% of the outstanding shares of Common Stock.

          As of the Closing Date, LXH Corp. may be deemed to beneficially own 221,325.7 shares of Common Stock, that also may be deemed to be beneficially owned by LXH, LXH L.P. and GS Capital, representing 0.6% of the outstanding shares of Common Stock.

          As of the Closing Date, LXH L.P. may be deemed to beneficially own 257,299.2 shares of Common Stock, that also may be deemed to be beneficially owned by LXH and GS Capital, representing 0.7% of the outstanding shares of Common Stock.

          As of the Closing Date, LXH may be deemed to beneficially own 8,272,312 shares of Common Stock, representing 22.4% of the outstanding shares of Common Stock.

          As of the Closing Date, LXH II may be deemed to beneficially own 6,252,688 shares of Common Stock, representing 16.9% of the outstanding shares of Common Stock.

          None of the Filing Persons or, to the knowledge of the Filing Persons, the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i, II-C-ii, II-D-i or II-D-ii hereto beneficially owns any shares of Common Stock other than as set forth herein.

          (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated above.

          (c) Except as described above, no transactions in the shares of Common Stock were effected by the Filing Persons, or, to their knowledge, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i, II-C-ii, II-D-i or II-D-ii hereto, during the past sixty days.

          (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in Managed Accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that will be beneficially owned by any Filing Person after the Purchase.

          (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER.
        ----------------------------------------

          The responses set forth in Items 3 and 4 of this Schedule 13D are incorporated herein by reference in their entirety.

Registration Rights Agreement
-----------------------------

          Pursuant to the Hexcel Agreement, the Company and the Purchasers entered into a Registration Rights Agreement, dated as of the Closing Date (the "Registration Rights Agreement"). The Registration Rights Agreement is attached as Exhibit 7 hereto and incorporated herein by reference.

          Pursuant to the Registration Rights Agreement, the Company granted the Purchasers the right, subject to certain limitations and restrictions, (i) to require the Company at the request of the Purchasers on three separate occasions to effect a registration of shares of Common Stock held by the Purchasers, and (ii) to require the Company to include shares of Common Stock then held by the Purchasers in any other registration by the Company of its equity securities under the Securities Act. The Company has agreed to pay certain expenses of the Purchasers in connection with such registrations as provided in the Registration Rights Agreement.

Notes
-----

          Pursuant to the Stock Purchase Agreement, (i) LXH issued to Ciba SCC a 7.5% Recourse Secured Pay-In-Kind Promissory Note, dated as of the Closing Date, having an aggregate principal amount of $20,680,780, as partial payment for the purchase of 8,272,312 shares of Common Stock beneficially owned by the Sellers and (ii) LXH II issued to Ciba SCC a 7.5% Recourse Secured Pay-In-Kind Promissory Note, dated as of the Closing Date, having an aggregate principal amount of $15,631,720, as partial payment for the purchase of 6,252,688 shares of Common Stock beneficially owned by the Sellers.

      Transfer of Securities

          For so long as no Event of Default (as defined below) has occurred and is continuing, each Purchaser has the right to effect a Collateral Sale (as defined below in "Pledge Agreement - Disposition of Collateral") or transfer Collateral (as defined below in "Pledge Agreement
- Grant of Security Interest") to a Permitted Transferee (as defined below in "Pledge Agreement - Disposition of Collateral").

      Optional Prepayment/Redemption

          Each Purchaser, at its option, may prepay all or any portion of the principal amount of its Notes in cash at any time, by paying to Ciba SCC an amount equal to the outstanding principal amount being prepaid together with any accrued and unpaid interest on such amount.

      Events of Default

          An Event of Default under the Notes occurs if: (i) the Purchaser defaults in the payment of the principal of its Notes, when and as the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by acceleration or otherwise; (ii) the Purchaser defaults in the payment of principal of or interest on any indebtedness for money borrowed of the Purchaser (other than its Notes) having an aggregate principal amount of at least $500,000; (iii) an involuntary proceeding is commenced or an involuntary petition is filed in a court of competent jurisdiction (and such proceeding or petition continues undismissed for 60 days, or an order or decree approving or ordering any of the following is entered) seeking (a) relief in respect of the Purchaser, or of a substantial part of its property or assets, under Title 11 of the United States Code (as now constituted or hereafter amended, "Title 11"), or any other federal or state bankruptcy, insolvency, receivership or similar law,
(b) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Purchaser, or for a substantial part of its property or assets, or (c) the winding up or liquidation of the Purchaser; or (iv) the Purchaser (a) voluntarily commences any proceeding or files any petition seeking relief under Title 11 or any other Federal or state bankruptcy, insolvency, receivership or similar law, (b) consents to the institution of, or fails to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in paragraph (iii) above, (c) applies for or consents to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Purchaser, or for a substantial part of its property or assets, (d) files an answer admitting the material allegations of a petition filed against it in any such proceeding, (e) makes a general assignment for the benefit of creditors, (f) admits in writing its inability or fails generally to pay its debts as they become due or (g) takes any action for the purpose of effecting any of the foregoing.

          If an Event of Default described in paragraph (iii) or (iv) above occurs, then the outstanding principal of and all accrued interest on such Purchaser's Notes automatically becomes immediately due and payable, without presentment, demand, protest or notice of any kind, all of which are hereby expressly waived. If any other Event of Default occurs and is continuing, Ciba SCC, by written notice to the Purchaser, may declare the principal of and accrued interest on such Purchaser's Notes to be immediately due and payable and such principal and interest becomes immediately due and payable. Ciba SCC may rescind an acceleration and its consequences if all existing Events of Default have been cured or waived, except nonpayment of principal or interest that has become due solely because of the acceleration, and if the rescission would not conflict with any judgment or decree.

Pledge Agreement
----------------

          Pursuant to the Stock Purchase Agreement, (a) LXH and Ciba SCC entered into a Pledge Agreement, dated as of the Closing Date (the "LXH Pledge Agreement"), and (b) LXH II and Ciba SCC entered into a Pledge Agreement, dated as of the Closing Date (together with the LXH Pledge Agreement, the "Pledge Agreements"). The LXH Pledge Agreement is attached as Exhibit 8 hereto and incorporated herein by reference. The LXH II Pledge Agreement is attached as Exhibit 9 hereto and incorporated herein by reference.

      Grant of Security Interest

          Upon the terms and conditions set forth in the Pledge Agreements and as collateral security for the prompt payment in full when due of all obligations of each Purchaser arising under or in connection with each Pledge Agreement and the Notes (such obligations, the "Secured Obligations"), each Purchaser pledged and granted to Ciba SCC a continuing security interest in all of such Purchaser's right, title and interest in and to the following property: (a) all issued and outstanding shares of Common Stock owned by such Purchaser (the "Pledged Shares"); (b) subject to the occurrence of an Event of Default (as defined in the Notes), all Dividends (as defined in the Pledge Agreements) and Distributions (as defined in the Pledge Agreements) and other payments and rights with respect to any Pledged Shares; and (c) all proceeds of any of the foregoing (such property, the "Collateral").

      Disposition of Collateral

          So long as no Event of Default (as defined above in "Notes - Events of Default") has occurred and is continuing, each Purchaser has the right to effect a sale, transfer or other disposition of Collateral (i) to any person other than a Permitted Transferee (as defined below) in an arm's-length transaction (such transfer, a "Collateral Sale") or (ii) to itself, the other Purchaser, each Purchasers' respective members, GS Group or any direct or indirect subsidiary of GS Group formed for the purpose of effecting principal transactions, and, subject to certain conditions, one other person designated by either of the Purchasers within 90 days following the Closing Date as a proposed transferee of up to 2,200,000 shares of Common Stock (such transferee, a "Permitted Transferee"). In the event of a Collateral Sale in exchange for cash by either of the Purchasers, such Purchaser must apply the Minimum Amount (as defined below in "Application of Prepayments") to the prepayment of the Notes in the manner set forth below in "Application of Prepayments". In the event of a Collateral Sale in exchange for non-cash proceeds, such Purchaser must deliver or assign to Ciba SCC, as Collateral for the Secured Obligations, all such non-cash proceeds. Except as described above, each Purchaser may not sell, assign, transfer, pledge or encumber the Collateral except in favor of Ciba SCC.

      Release

          Upon (i) the payment in full of the Notes, the security interest granted pursuant to such Pledge Agreement automatically terminates and rights to the Collateral revert to such Purchaser or (ii) any permitted transfer of the Collateral, the security interest granted pursuant to such Pledge Agreement with respect to the Collateral subject thereto automatically terminates and all rights to such Collateral revert to such Purchaser.

      Application of Prepayments

          In the event of a Collateral Sale for cash by any Purchaser, such Purchaser must apply the Minimum Amount to the prepayment of the Notes first to all accrued and unpaid interest on the Notes calculated up to and including the date of payment thereof and then pro-rata to the outstanding principal amount of all Notes then outstanding. The Minimum Amount means, with respect to the total cash proceeds received by a Purchaser upon any transfer of Collateral, less certain federal and state taxes and any expenses reasonably incurred in connection with such sale, (i) an amount thereof (but not less than 20%) which, after giving effect to the application thereof to the prepayment of the Notes as described above, would result in the ratio of (x) the Fair Market Value (as defined in the Pledge Agreements) of all Collateral on the date of such transfer to (y) the outstanding principal amount of, and accrued interest on, the Notes outstanding on such date (such ratio, the "Collateral Coverage Ratio") being equal to or greater than 3:1, or (ii) an amount equal to 100% thereof to the extent that the Collateral Coverage Ratio is or, after giving effect to the application thereof to the prepayment of the Notes as described above, would be less than 3:1.

      Voting Rights

          Until and unless an Event of Default has occurred and is continuing, each of the Pledgors has the exclusive voting power with respect to any shares of capital stock (including any of the Pledged Shares) constituting Collateral pledged by such Pledgor under such Pledge Agreement and the Pledgee must, upon the written request of a Pledgor, promptly deliver such proxies and other documents, if any, as are requested by such Pledgor that are necessary to allow such Pledgor to exercise voting power with respect to any such shares of capital stock (including any of the Pledged Shares) constituting Collateral.

          After any Event of Default has occurred and for so long as it is continuing, the Pledgee may exercise (to the exclusion of each of the Pledgors) the voting power and all other incidental rights of ownership with respect to any Pledged Shares or other shares of capital stock constituting Collateral and each of the Pledgors agrees to grant the Pledgee an irrevocable proxy, exercisable under such circumstances, to vote the Pledged Shares and such other Collateral.

          Other than as set forth in this Item 6 and Items 3, 4, and 5 above, none of the Filing Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the issuer, and none of the securities as to which this Schedule 13D relates is pledged or is otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
        --------------------------------

Exhibit 1      Joint Filing Agreement, dated as of December 28, 2000.

Exhibit 2 Stock Purchase Agreement, dated as of October 11, 2000, by and among the Purchasers, Ciba and the Sellers.

Exhibit 3 $20,680,780 7.5% Recourse Secured Pay-In-Kind Promissory Note, due December 31, 2004, issued by LXH to Ciba SCC.

Exhibit 4 $15,631,720 7.5% Recourse Secured Pay-In-Kind Promissory Note, due December 31, 2004, issued by LXH II to Ciba SCC.

Exhibit 5 Hexcel Agreement, dated as of October 11, 2000, by and between the Purchasers and the Company.

Exhibit 6 Governance Agreement, dated as of December 19, 2000, by and among the Purchasers, the Company and the other parties listed on the signature pages thereto.

Exhibit 7 Registration Rights Agreement, dated as of December 19, 2000, by and between the Company and the Purchasers.

Exhibit 8 Pledge Agreement, dated as of December 19, 2000, by LXH in favor of Ciba SCC.

Exhibit 9 Pledge Agreement, dated as of December 19, 2000, by LXH II in favor of Ciba SCC.

Exhibit 10 Power of Attorney, dated as of December 8, 2000, relating to The Goldman Sachs Group, Inc.

Exhibit 11 Power of Attorney, dated as of December 8, 2000, relating to Goldman, Sachs & Co.

Exhibit 12 Power of Attorney, dated as of December 20, 2000, relating to GS Advisors 2000, L.L.C.

Exhibit 13 Power of Attorney, dated as of March 28, 2000, relating to Goldman, Sachs & Co. oHG.

Exhibit 14 Power of Attorney, dated as of December 20, 2000, relating to Goldman Sachs Management GP GmbH.

Exhibit 15 Power of Attorney, dated as of December 20, 2000, relating to GS Employee Funds 2000, G.P., L.L.C.

Exhibit 16 Power of Attorney, dated as of March 20, 2000, relating to Stone Street 2000, L.L.C.

Exhibit 17 Power of Attorney, dated as of December 20, 2000, relating to GS Capital Partners 2000, L.P.

Exhibit 18 Power of Attorney, dated as of December 20, 2000, relating to GS Capital Partners 2000 Offshore, L.P.

Exhibit 19 Power of Attorney, dated as of December 20, 2000, relating to GS Capital Partners 2000 GmbH & Co. Beteiligungs KG.

Exhibit 20 Power of Attorney, dated as of December 20, 2000, relating to GS Capital Partners 2000 Employee Fund, L.P.

Exhibit 21 Power of Attorney, dated as of March 20, 2000, relating to Stone Street Fund 2000, L.P.

Exhibit 22 Power of Attorney, dated as of December 20, 2000, relating to LXH Holdings Corp.

Exhibit 23 Power of Attorney, dated as of December 20, 2000, relating to LXH Holdings, L.P.

Exhibit 24 Power of Attorney, dated as of December 20, 2000, relating to LXH, L.L.C.

Exhibit 25 Power of Attorney, dated as of December 20, 2000, relating to LXH II, L.L.C.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 28, 2000


                              THE GOLDMAN SACHS GROUP, INC.


                              By:  /s/ Roger S. Begelman
                                  ------------------------------------
                                  Name:   Roger S. Begelman
                                  Title:  Attorney-in-fact


                              GOLDMAN, SACHS & CO.


                              By:  /s/ Roger S. Begelman
                                  ------------------------------------
                                  Name:   Roger S. Begelman
                                  Title:  Attorney-in-fact


                              GS ADVISORS 2000, L.L.C.


                              By:  /s/ Roger S. Begelman
                                  ------------------------------------
                                  Name:   Roger S. Begelman
                                  Title:  Attorney-in-fact


                              GOLDMAN, SACHS & CO. OHG


                              By:  /s/ Roger S. Begelman
                                  ------------------------------------
                                  Name:   Roger S. Begelman
                                  Title:  Attorney-in-fact


                              GOLDMAN SACHS MANAGEMENT GP GmbH


                              By:  /s/ Roger S. Begelman
                                  ------------------------------------
                                  Name:   Roger S. Begelman
                                  Title:  Attorney-in-fact


                              GS EMPLOYEE FUNDS 2000, G.P., L.L.C.


                              By:  /s/ Roger S. Begelman
                                  ------------------------------------
                                  Name:   Roger S. Begelman
                                  Title:  Attorney-in-fact

                              STONE STREET 2000, L.L.C.


                              By:  /s/ Roger S. Begelman
                                  ------------------------------------
                                  Name:   Roger S. Begelman
                                  Title:  Attorney-in-fact

                              GS CAPITAL PARTNERS 2000, L.P.


                              By:  /s/ Roger S. Begelman
                                  ------------------------------------
                                  Name:   Roger S. Begelman
                                  Title:  Attorney-in-fact


                              GS CAPITAL PARTNERS 2000 OFFSHORE, L.P.


                              By:  /s/ Roger S. Begelman
                                  ------------------------------------
                                  Name:   Roger S. Begelman
                                  Title:  Attorney-in-fact


                              GS CAPITAL PARTNERS 2000 GmbH & CO.
                              BETEILIGUNGS KG


                              By:  /s/ Roger S. Begelman
                                  ------------------------------------
                                  Name:   Roger S. Begelman
                                  Title:  Attorney-in-fact


                              GS CAPITAL PARTNERS 2000 EMPLOYEE FUND, L.P.


                              By:  /s/ Roger S. Begelman
                                  ------------------------------------
                                  Name:   Roger S. Begelman
                                  Title:  Attorney-in-fact


                              STONE STREET FUND 2000, L.P.


                              By:  /s/ Roger S. Begelman
                                  ------------------------------------
                                  Name:   Roger S. Begelman
                                  Title:  Attorney-in-fact


                              LXH HOLDINGS CORP.


                              By:  /s/ Roger S. Begelman
                                  ------------------------------------
                                  Name:   Roger S. Begelman
                                  Title:  Attorney-in-fact


                              LXH HOLDINGS, L.P.


                              By:  /s/ Roger S. Begelman
                                  ------------------------------------
                                  Name:   Roger S. Begelman
                                  Title:  Attorney-in-fact


                              LXH, L.L.C.


                              By:  /s/ Roger S. Begelman
                                  ------------------------------------
                                  Name:   Roger S. Begelman
                                  Title:  Attorney-in-fact


                              LXH II, L.L.C.


                              By:  /s/ Roger S. Begelman
                                  ------------------------------------
                                  Name:   Roger S. Begelman
                                  Title:  Attorney-in-fact

                                  EXHIBITS

Exhibit 1      Joint Filing Agreement, dated as of December 28, 2000.

Exhibit 2 Stock Purchase Agreement, dated as of October 11, 2000, by and among the Purchasers, Ciba and the Sellers.

Exhibit 3 $20,680,780 7.5% Recourse Secured Pay-In-Kind Promissory Note, due December 31, 2004, issued by LXH to Ciba SCC.

Exhibit 4 $15,631,720 7.5% Recourse Secured Pay-In-Kind Promissory Note, due December 31, 2004, issued by LXH II to Ciba SCC.

Exhibit 5 Hexcel Agreement, dated as of October 11, 2000, by and between the Purchasers and the Company.

Exhibit 6 Governance Agreement, dated as of December 19, 2000, by and among the Purchasers, the Company and the other parties listed on the signature pages thereto.

Exhibit 7 Registration Rights Agreement, dated as of December 19, 2000, by and between the Company and the Purchasers.

Exhibit 8 Pledge Agreement, dated as of December 19, 2000, by LXH in favor of Ciba SCC.

Exhibit 9 Pledge Agreement, dated as of December 19, 2000, by LXH II in favor of Ciba SCC.

Exhibit 10 Power of Attorney, dated as of December 8, 2000, relating to The Goldman Sachs Group, Inc.

Exhibit 11 Power of Attorney, dated as of December 8, 2000, relating to Goldman, Sachs & Co.

Exhibit 12 Power of Attorney, dated as of December 20, 2000, relating to GS Advisors 2000, L.L.C.

Exhibit 13 Power of Attorney, dated as of March 28, 2000, relating to Goldman, Sachs & Co. oHG.

Exhibit 14 Power of Attorney, dated as of December 20, 2000, relating to Goldman Sachs Management GP GmbH.

Exhibit 15 Power of Attorney, dated as of December 20, 2000, relating to GS Employee Funds 2000, G.P., L.L.C.

Exhibit 16 Power of Attorney, dated as of March 20, 2000, relating to Stone Street 2000, L.L.C.

Exhibit 17 Power of Attorney, dated as of December 20, 2000, relating to GS Capital Partners 2000, L.P.

Exhibit 18 Power of Attorney, dated as of December 20, 2000, relating to GS Capital Partners 2000 Offshore, L.P.

Exhibit 19 Power of Attorney, dated as of December 20, 2000, relating to GS Capital Partners 2000 GmbH & Co. Beteiligungs KG.

Exhibit 20 Power of Attorney, dated as of December 20, 2000, relating to GS Capital Partners 2000 Employee Fund, L.P.

Exhibit 21 Power of Attorney, dated as of March 20, 2000, relating to Stone Street Fund 2000, L.P.

Exhibit 22 Power of Attorney, dated as of December 20, 2000, relating to LXH Holdings Corp.

Exhibit 23 Power of Attorney, dated as of December 20, 2000, relating to LXH Holdings, L.P.

Exhibit 24 Power of Attorney, dated as of December 20, 2000, relating to LXH, L.L.C.

Exhibit 25 Power of Attorney, dated as of December 20, 2000, relating to LXH II, L.L.C.

                                 SCHEDULE I
                                 ----------

          The name of each director of The Goldman Sachs Group, Inc. is set forth below.

          The business address of each person listed below except John L. Thornton, Sir John Browne, James A. Johnson, John H. Bryan and Ruth J.
Simmons is 85 Broad Street, New York, NY 10004. The business address of John L. Thornton is 133 Fleet Street, London EC4A 2BB, England. The business address of Sir John Browne is BP Amoco plc, Brittanic House, 1 Finsbury Circus, London EC2M, England. The business address of James A. Johnson is Johnson Capital Partners, 600 New Hampshire Avenue, NW, Suite 620, Washington, D.C. 20037. The business address of John H. Bryan is Three First National Plaza, Chicago, IL 60602-4260. The business address of Ruth
J. Simmons is Office of the President, Smith College, College Hall Room 20, Northhampton, MA 01063.

          Each person is a citizen of the United States of America except for Sir John Browne, who is a citizen of the United Kingdom. The present principal occupation or employment of each of the listed persons is set forth below.

--------------------------------------------------------------------------------------------------------
                 Name                           Present Principal Occupation
--------------------------------------------------------------------------------------------------------
Henry M. Paulson, Jr.         Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc.
Robert J. Hurst               Vice Chairman of The Goldman Sachs Group, Inc.
John A. Thain                 President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc.
John L. Thornton              President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc.
Sir John Browne               Group Chief Executive of BP Amoco plc
James A. Johnson              Chairman and Chief Executive Officer of Johnson Capital Partners
John H. Bryan                 Chairman and Chief Executive Officer of Sara Lee Corporation
Ruth J. Simmons               President of Smith College
John L. Weinberg              Senior Chairman of The Goldman Sachs Group, Inc.

                              SCHEDULE II-A-i
                              ---------------

          The name, position and present principal occupation of each executive officer of GS Advisors 2000, L.L.C., the sole general partner of GS Capital Partners 2000, L.P. and GS Capital Partners 2000 Offshore, L.P., are set forth below.

          The business address for all the executive officers listed below except Gene T. Sykes, Richard S. Sharp, Barry S. Volpert, Antoine L. Schwartz, Hughes B. Lepic, Randall A. Blumenthal, Syaru (Shirley) Lin, Stephen S. Trevor, Xiang-Dong Yang, Peter Schiefer, Atul Kapur, Michel A. Plantevin, Mary Nee and Ulrika Werdelin is 85 Broad Street, New York, New York 10004. The business address of Richard S. Sharp, Barry S. Volpert, Antoine L. Schwartz, Hughes B. Lepic, Stephen S. Trevor, Peter Schiefer, Atul Kapur, Michel A. Plantevin and Ulrika Werdelin is 133 Fleet Street, London EC4A 2BB, England. The business address of Syaru (Shirley) Lin, Xiang-Dong Yang and Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Gene T. Sykes and Randall
A. Blumenthal is 2765 Sand Hill Road, Menlo Park, CA 94025.

          All executive officers listed below are United States citizens except Richard S. Sharp, Sanjeev K. Mehra, Antoine L. Schwartz, Patrick E. Mulvihill, Hughes B. Lepic, Peter Schiefer, Atul Kapur, Michel A. Plantevin and Ulrika Werdelin. Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Atul Kapur is a citizen of Singapore. Antoine L. Schwartz, Hughes B. Lepic and Michel A. Plantevin are citizens of France. Patrick E. Mulvihill is a citizen of Ireland. Peter Schiefer is a citizen of Germany. Ulrika Werdelin is a citizen of Sweden.

-------------------------------------------------------------------------------------------------------------
Name                           Position                      Present Principal Occupation
-------------------------------------------------------------------------------------------------------------
Richard A. Friedman            President                     Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman            Vice President                Managing Director of Goldman, Sachs & Co.
Terence M. O'Toole             Vice President                Managing Director of Goldman, Sachs & Co.
Gene T. Sykes                  Vice President                Managing Director of Goldman, Sachs & Co.
David A. Viniar                Assistant Treasurer           Managing Director of Goldman, Sachs & Co.
Henry Cornell                  Vice President                Managing Director of Goldman, Sachs & Co.
Richard S. Sharp               Vice President                Managing Director of Goldman Sachs International
Esta E. Stecher                Assistant Secretary           Managing Director of Goldman, Sachs & Co.
Barry S. Volpert               Vice President                Managing Director of Goldman Sachs International
Sanjeev K. Mehra               Vice President                Managing Director of Goldman, Sachs & Co.
Muneer A. Satter               Vice President                Managing Director of Goldman, Sachs & Co.
Antoine L. Schwartz            Vice President                Managing Director of Goldman Sachs International
Steven M. Bunson               Assistant Secretary           Managing Director of Goldman, Sachs & Co.
Elizabeth S. Fascitelli        Treasurer                     Managing Director of Goldman, Sachs & Co.
Patrick E. Mulvihill           Assistant Treasurer           Managing Director of Goldman, Sachs & Co.
David J. Greenwald             Assistant Secretary           Managing Director of Goldman, Sachs & Co.
Dan H. Jester                  Assistant Treasurer           Managing Director of Goldman, Sachs & Co.
Hughes B. Lepic                Vice President                Managing Director of Goldman Sachs International
Russell E. Makowsky            Assistant Secretary           Managing Director of Goldman, Sachs & Co.
Sarah G. Smith                 Assistant Treasurer           Managing Director of Goldman, Sachs & Co.
Randall A. Blumenthal          Vice President                Managing Director of Goldman, Sachs & Co.
Syaru (Shirley) Lin            Vice President                Managing Director of Goldman Sachs (Asia) L.L.C.
Douglas F. Londal              Vice President                Managing Director of Goldman, Sachs & Co.
Stephen S. Trevor              Vice President                Managing Director of Goldman Sachs International
Xiang-Dong Yang                Vice President                Managing Director of Goldman Sachs (Asia) L.L.C.
Peter Schiefer                 Vice President                Managing Director of Goldman Sachs International
Abraham Bleiberg               Vice President                Managing Director of Goldman, Sachs & Co.
Joseph P. DiSabato             Vice President                Managing Director of Goldman, Sachs & Co.
Robert R. Gheewalla            Vice President                Managing Director of Goldman, Sachs & Co.
Ronald H. Jacobe               Vice President                Managing Director of Goldman, Sachs & Co.
Atul Kapur                     Vice President                Managing Director of Goldman Sachs International
Michel A. Plantevin            Vice President                Managing Director of Goldman Sachs International
John E. Bowman                 Vice President                Vice President of Goldman, Sachs & Co.
Katherine B. Enquist           Vice President/Secretary      Vice President of Goldman, Sachs & Co.
James B. McHugh                Assistant Secretary           Vice President of Goldman, Sachs & Co.
Mary Nee                       Vice President                Vice President of Goldman Sachs (Asia) L.L.C.
Katherine L. Nissenbaum        Vice President/Assistant      Vice President of Goldman, Sachs & Co.
                               Secretary
Ulrika Werdelin                Vice President                Vice President of Goldman Sachs International

                              SCHEDULE II-A-ii

          The name and principal occupation of each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Advisors 2000, L.L.C., are set forth below.

          The business address for each member listed below except Gene T. Sykes, Richard S. Sharp, Barry S. Volpert, Scott B. Kapnick and Antoine L. Schwartz is 85 Broad Street, New York, New York 10004. The business address of Gene T. Sykes is 2765 Sand Hill Road, Menlo Park, CA 94025. The business address of Richard S. Sharp, Barry S. Volpert, Scott B. Kapnick and Antoine
L. Schwartz is 133 Fleet Street, London EC4A 2BB, England.

          All members listed below except Richard S. Sharp, Sanjeev K. Mehra and Antoine L. Schwartz are United States citizens. Richard S. Sharp is a citizen of the United Kingdom, Sanjeev K. Mehra is a citizen of India and Antoine L. Schwartz is a citizen of France.

------------------------------------------------------------------------------
Name                           Present Principal Occupation
------------------------------------------------------------------------------
Peter M. Sacerdote             Advisory Director of Goldman, Sachs & Co.
Richard A. Friedman            Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman            Managing Director of Goldman, Sachs & Co.
Robin Neustein                 Managing Director of Goldman, Sachs & Co.
Terence M. O'Toole             Managing Director of Goldman, Sachs & Co.
Gene T. Sykes                  Managing Director of Goldman, Sachs & Co.
Henry Cornell                  Managing Director of Goldman, Sachs & Co.
Robert V. Delaney              Managing Director of Goldman, Sachs & Co.
Richard S. Sharp               Managing Director of Goldman Sachs International
Barry S. Volpert               Managing Director of Goldman Sachs International
Sanjeev K. Mehra               Managing Director of Goldman, Sachs & Co.
Muneer A. Satter               Managing Director of Goldman, Sachs & Co.
Scott B. Kapnick               Managing Director of Goldman Sachs International
Peter G. Sachs                 Senior Director of The Goldman Sachs Group, Inc.
Antoine L. Schwartz            Managing Director of Goldman Sachs International

                              SCHEDULE II-B-i

          The name, position and present principal occupation of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH, which is the sole managing general partner of Goldman, Sachs & Co. oHG, are set forth below.

          The business address for each of the executive officers and directors listed below is MesseTurm, 60308 Frankfurt am Main, Germany.

          Of the directors and executive officers listed below, Stefan J. Jentzsch, Timothy C. Plaut and Alexander C. Dibelius are citizens of Germany, Daniel W. Stanton is a citizen of the United States and Jonathan
S. King is a citizen of the United Kingdom.

----------------------------------------------------------------------------------------------------
Name                         Position                 Present Principal Occupation
----------------------------------------------------------------------------------------------------
Stefan J. Jentzsch           Managing Director        Managing Director of Goldman, Sachs & Co. oHG
Jonathan S. King             Managing Director        Managing Director of Goldman, Sachs & Co. oHG
Timothy C. Plaut             Managing Director        Managing Director of Goldman, Sachs & Co. oHG
Daniel W. Stanton            Managing Director        Managing Director of Goldman, Sachs & Co. oHG
Alexander C. Dibelius        Managing Director        Managing Director of Goldman, Sachs & Co. oHG

                              SCHEDULE II-B-ii

          The name, position and present principal occupation of each executive officer of Goldman Sachs Management GP GmbH, the sole managing partner of GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, are set forth below.

          The business address for each of the executive officers listed below except Barry S. Volpert is 85 Broad Street, New York, New York 10004. The business address of Barry S. Volpert is 133 Fleet Street, London EC4A 2BB, England.

          All of the executive officers listed below are citizens of the United States except Patrick E. Mulvihill, who is a citizen of Ireland.

--------------------------------------------------------------------------------------------------------------
Name                                Position                  Present Principal Occupation
--------------------------------------------------------------------------------------------------------------
Richard A. Friedman                 Managing Director         Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman                 Managing Director         Managing Director of Goldman, Sachs & Co.
Terence M. O'Toole                  Managing Director         Managing Director of Goldman, Sachs & Co.
David A. Viniar                     Managing Director         Managing Director of Goldman, Sachs & Co.
Henry Cornell                       Managing Director         Managing Director of Goldman, Sachs & Co.
Esta E. Stecher                     Managing Director         Managing Director of Goldman, Sachs & Co.
Barry S. Volpert                    Managing Director         Managing Director of Goldman Sachs International
Elizabeth S. Fascitelli             Managing Director         Managing Director of Goldman, Sachs & Co.
Patrick E. Mulvihill                Managing Director         Managing Director of Goldman, Sachs & Co.
David J. Greenwald                  Managing Director         Managing Director of Goldman, Sachs & Co.
Dan H. Jester                       Managing Director         Managing Director of Goldman, Sachs & Co.
Sarah G. Smith                      Managing Director         Managing Director of Goldman, Sachs & Co.
James B. McHugh                     Managing Director         Vice President of Goldman, Sachs & Co.
Katherine B. Enquist                Managing Director         Vice President of Goldman, Sachs & Co.
John E. Bowman                      Managing Director         Vice President of Goldman, Sachs & Co.
Katherine L. Nissenbaum             Managing Director         Vice President of Goldman, Sachs & Co.

                              SCHEDULE II-C-i

          The name, position and present principal occupation of each executive officer of Stone Street 2000, L.L.C., the sole general partner of Stone Street Fund 2000, L.P., are set forth below.

          The business address for all of the executive officers listed below except Gene T. Sykes, Richard S. Sharp, Barry S. Volpert, Antoine L. Schwartz, Hughes B. Lepic, Randall A. Blumenthal, Syaru (Shirley) Lin, Stephen S. Trevor, Xiang-Dong Yang, Peter Schiefer, Atul Kapur, Michel A. Plantevin, Mary Nee and Ulrika Werdelin is 85 Broad Street, New York, New York 10004. The business address of Richard S. Sharp, Barry S. Volpert, Antoine L. Schwartz, Hughes B. Lepic, Stephen S. Trevor, Peter Schiefer, Atul Kapur, Michel A. Plantevin and Ulrika Werdelin is 133 Fleet Street, London EC4A 2BB, England. The business address of Syaru (Shirley) Lin, Xiang-Dong Yang and Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Gene T. Sykes and Randall
A. Blumenthal is 2765 Sand Hill Road, Menlo Park, CA 94025.

          All executive officers listed below are United States citizens except Richard S. Sharp, Sanjeev K. Mehra, Antoine L. Schwartz, Patrick E. Mulvihill, Hughes B. Lepic, Peter Schiefer, Atul Kapur, Michel A. Plantevin and Ulrika Werdelin. Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Atul Kapur is a citizen of Singapore. Antoine L. Schwartz, Hughes B. Lepic and Michel A. Plantevin are citizens of France. Patrick E. Mulvihill is a citizen of Ireland. Peter Schiefer is a citizen of Germany. Ulrika Werdelin is a citizen of Sweden.

------------------------------------------------------------------------------------------------------------
Name                          Position                      Present Principal Occupation
------------------------------------------------------------------------------------------------------------
Peter M. Sacerdote            Chairman/President            Advisory Director of Goldman, Sachs & Co.
Peter G. Sachs                Vice President                Senior Director of The Goldman Sachs Group, Inc.
Richard A. Friedman           Vice President                Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman           Vice President                Managing Director of Goldman, Sachs & Co.
Terence M. O'Toole            Vice President                Managing Director of Goldman, Sachs & Co.
Gene T. Sykes                 Vice President                Managing Director of Goldman, Sachs & Co.
David A. Viniar               Assistant Treasurer           Managing Director of Goldman, Sachs & Co.
Henry Cornell                 Vice President                Managing Director of Goldman, Sachs & Co.
Richard S. Sharp              Vice President                Managing Director of Goldman Sachs International
Esta E. Stecher               Vice President/Assistant      Managing Director of Goldman, Sachs & Co.
                              Secretary
Barry S. Volpert              Vice President                Managing Director of Goldman Sachs International
Sanjeev K. Mehra              Vice President/Treasurer      Managing Director of Goldman, Sachs & Co.
Muneer A. Satter              Vice President                Managing Director of Goldman, Sachs & Co.
Antoine L. Schwartz           Vice President                Managing Director of Goldman Sachs International
Steven M. Bunson              Assistant Secretary           Managing Director of Goldman, Sachs & Co.
Elizabeth S. Fascitelli       Vice President                Managing Director of Goldman, Sachs & Co.
Patrick E. Mulvihill          Assistant Treasurer           Managing Director of Goldman, Sachs & Co.
David J. Greenwald            Vice President/Assistant      Managing Director of Goldman, Sachs & Co.
                              Secretary
Hughes B. Lepic               Vice President                Managing Director of Goldman Sachs International
Russell E. Makowsky           Assistant Secretary           Managing Director of Goldman, Sachs & Co.
Sarah G. Smith                Assistant Treasurer           Managing Director of Goldman, Sachs & Co.
Randall A. Blumenthal         Vice President                Managing Director of Goldman, Sachs & Co.
Syaru (Shirley) Lin           Vice President                Managing Director of Goldman Sachs (Asia) L.L.C.
Douglas F. Londal             Vice President                Managing Director of Goldman, Sachs & Co.
Stephen S. Trevor             Vice President                Managing Director of Goldman Sachs International
Xiang-Dong Yang               Vice President                Managing Director of Goldman Sachs (Asia) L.L.C.
Peter Schiefer                Vice President                Managing Director of Goldman Sachs International
Abraham Bleiberg              Vice President                Managing Director of Goldman, Sachs & Co.
Joseph P. DiSabato            Vice President                Managing Director of Goldman, Sachs & Co.
Robert R. Gheewalla           Vice President                Managing Director of Goldman, Sachs & Co.
Ronald H. Jacobe              Vice President                Managing Director of Goldman, Sachs & Co.
Atul Kapur                    Vice President                Managing Director of Goldman Sachs International
Michel A. Plantevin           Vice President                Managing Director of Goldman Sachs International
John E. Bowman                Vice President                Vice President of Goldman, Sachs & Co.
Katherine B. Enquist          Vice President/Secretary      Vice President of Goldman, Sachs & Co.
James B. McHugh               Assistant Secretary           Vice President of Goldman, Sachs & Co.
Mary Nee                      Vice President                Vice President of Goldman Sachs (Asia) L.L.C.
Katherine L. Nissenbaum       Vice President/Assistant      Vice President of Goldman, Sachs & Co.
                              Secretary
Richard J. Stingi             Vice President                Vice President of Goldman, Sachs & Co.
Ulrika Werdelin               Vice President                Vice President of Goldman Sachs International


                              SCHEDULE II-C-ii

          The name and principal occupation of each member of the Stone Street Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing Stone Street 2000, L.L.C., are set forth below.

          The business address for each member listed below is 85 Broad Street, New York, New York 10004.

          All members listed below except Sanjeev K. Mehra are United States citizens. Sanjeev K. Mehra is a citizen of India.

-----------------------------------------------------------------------------
Name                        Present Principal Occupation
-----------------------------------------------------------------------------
Peter M. Sacerdote          Advisory Director of Goldman, Sachs & Co.
Peter G. Sachs              Senior Director of The Goldman Sachs Group, Inc.
Richard A. Friedman         Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman         Managing Director of Goldman, Sachs & Co.
Terence M. O'Toole          Managing Director of Goldman, Sachs & Co.
Sanjeev K. Mehra            Managing Director of Goldman, Sachs & Co.

                              SCHEDULE II-D-i

          The name, position and principal occupation of each executive officer of GS Employee Funds 2000, G.P., L.L.C., the sole general partner of GS Capital Partners 2000 Employee Fund, L.P., are set forth below.

          The business address for all of the executive officers listed below except Gene T. Sykes, Richard S. Sharp, Barry S. Volpert, Antoine L. Schwartz, Hughes B. Lepic, Randall A. Blumenthal, Syaru (Shirley) Lin, Stephen S. Trevor, Xiang-Dong Yang, Peter Schiefer, Atul Kapur, Michel A. Plantevin, Mary Nee and Ulrika Werdelin is 85 Broad Street, New York, New York 10004. The business address of Richard S. Sharp, Barry S. Volpert, Antoine L. Schwartz, Hughes B. Lepic, Stephen S. Trevor, Peter Schiefer, Atul Kapur, Michel A. Plantevin and Ulrika Werdelin is 133 Fleet Street, London EC4A 2BB, England. The business address of Syaru (Shirley) Lin, Xiang-Dong Yang and Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Gene T. Sykes and Randall
A. Blumenthal is 2765 Sand Hill Road, Menlo Park, CA 94025.

          All executive officers listed below are United States citizens except Richard S. Sharp, Sanjeev K. Mehra, Antoine L. Schwartz, Patrick E. Mulvihill, Hughes B. Lepic, Peter Schiefer, Atul Kapur, Michel A. Plantevin and Ulrika Werdelin. Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Atul Kapur is a citizen of Singapore. Antoine L. Schwartz, Hughes B. Lepic and Michel A. Plantevin are citizens of France. Patrick E. Mulvihill is a citizen of Ireland. Peter Schiefer is a citizen of Germany. Ulrika Werdelin is a citizen of Sweden.

-----------------------------------------------------------------------------------------------------------
Name                        Position                     Present Principal Occupation
-----------------------------------------------------------------------------------------------------------
Richard A. Friedman         President                    Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman         Vice President               Managing Director of Goldman, Sachs & Co.
Terence M. O'Toole          Vice President               Managing Director of Goldman, Sachs & Co.
Gene T. Sykes               Vice President               Managing Director of Goldman, Sachs & Co.
David A. Viniar             Assistant Treasurer          Managing Director of Goldman, Sachs & Co.
Henry Cornell               Vice President               Managing Director of Goldman, Sachs & Co.
Richard S. Sharp            Vice President               Managing Director of Goldman Sachs International
Esta E. Stecher             Vice President/Assistant     Managing Director of Goldman, Sachs & Co.
                            Secretary
Barry S. Volpert            Vice President               Managing Director of Goldman Sachs International
Sanjeev K. Mehra            Vice President/Treasurer     Managing Director of Goldman, Sachs & Co.
Muneer A. Satter            Vice President               Managing Director of Goldman, Sachs & Co.
Antoine L. Schwartz         Vice President               Managing Director of Goldman Sachs International
Steven M. Bunson            Assistant Secretary          Managing Director of Goldman, Sachs & Co.
Elizabeth S. Fascitelli     Vice President               Managing Director of Goldman, Sachs & Co.
Patrick E. Mulvihill        Assistant Treasurer          Managing Director of Goldman, Sachs & Co.
David J. Greenwald          Vice President/Assistant     Managing Director of Goldman, Sachs & Co.
                            Secretary
Hughes B. Lepic             Vice President               Managing Director of Goldman Sachs International
Russell E. Makowsky         Assistant Secretary          Managing Director of Goldman, Sachs & Co.
Sarah G. Smith              Assistant Treasurer          Managing Director of Goldman, Sachs & Co.
Randall A. Blumenthal       Vice President               Managing Director of Goldman, Sachs & Co.
Syaru (Shirley) Lin         Vice President               Managing Director of Goldman Sachs (Asia) L.L.C.
Douglas F. Londal           Vice President               Managing Director of Goldman, Sachs & Co.
Stephen S. Trevor           Vice President               Managing Director of Goldman Sachs International
Xiang-Dong Yang             Vice President               Managing Director of Goldman Sachs (Asia) L.L.C.
Peter Schiefer              Vice President               Managing Director of Goldman Sachs International
Abraham Bleiberg            Vice President               Managing Director of Goldman, Sachs & Co.
Joseph P. DiSabato          Vice President               Managing Director of Goldman, Sachs & Co.
Robert R. Gheewalla         Vice President               Managing Director of Goldman, Sachs & Co.
Ronald H. Jacobe            Vice President               Managing Director of Goldman, Sachs & Co.
Atul Kapur                  Vice President               Managing Director of Goldman Sachs International
Michel A. Plantevin         Vice President               Managing Director of Goldman Sachs International
John E. Bowman              Vice President               Vice President of Goldman, Sachs & Co.
Katherine B. Enquist        Vice President/Secretary     Vice President of Goldman, Sachs & Co.
James B. McHugh             Assistant Secretary          Vice President of Goldman, Sachs & Co.
Mary Nee                    Vice President               Vice President of Goldman Sachs (Asia) L.L.C.
Katherine L. Nissenbaum     Vice President/Assistant     Vice President of Goldman, Sachs & Co.
                            Secretary
Richard J. Stingi           Vice President               Vice President of Goldman, Sachs & Co.
Ulrika Werdelin             Vice President               Vice President of Goldman Sachs International

                              SCHEDULE II-D-ii

          The name and principal occupation of each member of the GS Employee Funds Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Employee Funds 2000, G.P., L.L.C., are set forth below.

          The business address for each member listed below except Gene T. Sykes, Richard S. Sharp, Barry S. Volpert, Scott B. Kapnick and Antoine L. Schwartz is 85 Broad Street, New York, New York 10004. The business address of Gene T. Sykes is 2765 Sand Hill Road, Menlo Park, CA 94025. The business address of Richard S. Sharp, Barry S. Volpert, Scott B. Kapnick and Antoine
L. Schwartz is 133 Fleet Street, London EC4A 2BB, England.

          All members listed below except Richard S. Sharp, Sanjeev K. Mehra and Antoine L. Schwartz are United States citizens. Richard S. Sharp is a citizen of the United Kingdom, Sanjeev K. Mehra is a citizen of India and Antoine L. Schwartz is a citizen of France.

-----------------------------------------------------------------------------
Name                          Present Principal Occupation
-----------------------------------------------------------------------------
Peter M. Sacerdote            Advisory Director of Goldman, Sachs & Co.
Richard A. Friedman           Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman           Managing Director of Goldman, Sachs & Co.
Robin Neustein                Managing Director of Goldman, Sachs & Co.
Terence M. O'Toole            Managing Director of Goldman, Sachs & Co.
Gene T. Sykes                 Managing Director of Goldman, Sachs & Co.
Henry Cornell                 Managing Director of Goldman, Sachs & Co.
Robert V. Delaney             Managing Director of Goldman, Sachs & Co.
Richard S. Sharp              Managing Director of Goldman Sachs International
Barry S. Volpert              Managing Director of Goldman Sachs International
Sanjeev K. Mehra              Managing Director of Goldman, Sachs & Co.
Muneer A. Satter              Managing Director of Goldman, Sachs & Co.
Scott B. Kapnick              Managing Director of Goldman Sachs International
Peter G. Sachs                Senior Director of The Goldman Sachs Group, Inc.
Antoine L. Schwartz           Managing Director of Goldman Sachs International

                                SCHEDULE III
                                ------------

     On April 6, 2000, in connection with an industry-wide investigation by the Securities and Exchange Commission (the "SEC") relating to the pricing of government securities in advance refunding transactions, Goldman, Sachs & Co. (the "Firm") joined in a global settlement resolving the SEC investigation as well as a related qui tam lawsuit purportedly brought on behalf of the United States entitled United States ex rel. Lissack v. Goldman, Sachs & Co., et al., 95 Civ. 1363 (S.D.N.Y.)(BSJ). Pursuant to the settlement, without admitting or denying the findings, the Firm consented to the issuance of an SEC administrative order (SEA Rel. No. 42640) which, among other things, found that the Firm had violated Sections 17(a)(2) and
(3) of the Securities Act of 1933 in connection with such pricing of government securities, required the Firm to cease and desist from violating such provisions, and ordered the Firm to make payments totaling approximately $5.1 Million to the U.S. Treasury and $104,000 to two municipalities. Under the global settlement, the qui tam lawsuit was dismissed with prejudice, and the Internal Revenue Service agreed not to challenge the tax-free nature of the refundings by virtue of the pricing of such securities.